UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 5)

THE CHEESECAKE FACTORY INCORPORATED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $.01 par value
(Title of Class of Securities)

163072101
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Debby R. Zurzolo Executive Vice President, Secretary and General Counsel THE CHEESECAKE FACTORY INCORPORATED 26901 Malibu Hills Road Calabasas Hills, California 91301 (818) 871-3000	Copies to: Keith Paul Bishop, Esq. Buchalter Nemer, A Professional Corporation 18400 Von Karman Avenue, Suite 800 Irvine, California 92612-0514 (949) 760-1121

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$22,626,000	$2,421.00

*                Calculated solely for purposes of determining the filing fee. This amount assumes that all eligible options to purchase 1,908,209 shares of The Cheesecake Factory Incorporated common stock will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee was calculated at the rate of $107 for each $1,000,000 of the value of the transaction.

**           Previously paid.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing party: Not applicable.

Date filed: Not applicable.

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

INTRODUCTION

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 6, 2007 (the “Schedule TO”) by The Cheesecake Factory Incorporated, a Delaware corporation (the “Company”), and relates to the offer by the Company to amend the exercise price of certain options that have been granted under (i) the Company’s 1992 Performance Employee Stock Option Plan, as amended and (ii) the Company’s Amended and Restated Year 2000 Omnibus Performance Stock Plan, as amended: (a) that have exercise prices per share that were less, or may have been less, than the fair market value per share of the common stock underlying the option on the option grant date, (b) that were unvested, either in whole or in part, as of December 31, 2004, and (c) that are outstanding and unexercised as of the last date on which the offer remains open for acceptance.  The Company’s offer is being made upon the terms and subject to the conditions set forth in Offer to Amend the Exercise Price of Certain Options, dated February 6, 2007 (the “Offer”) and in the related Memorandum from David Overton, dated February 6, 2007, copies of which were previously filed as Exhibits 99.(a)(1)(a) and 99.(a)(1)(b), respectively, to the Schedule TO.  Except as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 filed with the SEC on February 8, 2007, February 9, 2007, February 12, 2007 and February 22, 2007, respectively, and this Amendment No. 5, all of the terms of the Offer and all disclosure set forth in the Schedule TO and the exhibits thereto remain unchanged.

Item 12.                 Exhibits.

Item 12 of the Schedule TO is amended by adding Exhibit 99.(a)(1)(N) (Script of Voice Mail Regarding Tender Offer Acceptance Deadline).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to Schedule TO is true, complete and correct.

Date: March 1, 2007	THE CHEESECAKE FACTORY INCORPORATED

/s/ Michael J. Dixon
Michael J. Dixon
Senior Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description

99 (a)(1)(N)	Script of Voice Mail Regarding Tender Offer Acceptance Deadline